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                                                                       EXHIBIT 1

                    [LETTERHEAD OF ANSALDO TRASPORTI S.p.A.]



                                                                 24 January 2000


Ansaldo Signal N.V.
Schiphol Boulevard 267
1118 BH Schiphol
The Netherlands
Attn:    James N. Sanders
         Managing Director

Gentlemen:

This is to inform you that Ansaldo Trasporti S.p.A. proposes to purchase all of the common shares of Ansaldo Signal N.V. which it does not currently own (approximately 3,737,500 shares) (the "Shares") at a price of US$3.80 per share payable in cash. In view of the fact that the Shares represent a minority interest in Ansaldo Signal, our offer would take the form of a tender offer.

Our tender offer would be conditioned upon a number of items, including, but not necessarily limited to the following:

         (i) there shall have occurred no material adverse change in the condition, business, results of operations or prospects of Ansaldo Signal;

         (ii) an affirmative recommendation of an offer to the public shareholders of Ansaldo Signal by the Managing Board, the Supervisory Board and any committee of independent members of the Supervisory Board which Ansaldo Signal might choose to appoint;

         (iii) no governmental or judicial action shall have been taken which materially adversely affects the consummation of an offer;

         (iv) any material consents or authorizations, permits, orders or approvals of any governmental body required for the consummation of an offer shall have been obtained and any filings or registrations required to be made with any governmental body shall have been made by the closing of our offer;


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         (v)      there shall not have occurred (1) any general suspension for at least three business days of trading in securities quoted on the NASDAQ National Market, (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, The Netherlands, or Italy (whether or not mandatory), (3) the commencement or material escalation of a war or armed hostilities having had or being reasonably likely to have a material adverse effect on the condition, business, assets, liabilities or results of operations of Ansaldo Signal taken as a whole, or (4) any limitation or proposed limitation (whether or not mandatory) by any governmental body, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions in Italy.

Note that financing would not be a condition of our offer.

We are prepared to move quickly and would be happy to discuss any questions you or the members of your Supervisory Board may have regarding our offer.

Very truly yours,

/s/ Luciano Cravarolo

Luciano Cravarolo
President


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